Exhibit 99.2

WINDSTREAM HOLDINGS II, LLC

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Within this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the terms “Windstream,” “the Company,” “we,” or “our” refer to Windstream Holdings II, LLC and its subsidiaries, including Windstream Services, LLC.

The following section provides an overview of our results of operations and highlights key trends and uncertainties in our business and should be read in conjunction with our consolidated financial statements and notes thereto. This discussion contains and refers to statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Such statements relate to our intent, belief or current expectations primarily with respect to our future operating, financial and strategic performance. Any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties. Actual results may differ from those contained in or implied by the forward-looking statements as a result of various factors.

ORGANIZATIONAL STRUCTURE AND OVERVIEW

Windstream’s quality-first approach connects customers to new opportunities and possibilities by leveraging its nationwide network to deliver a full suite of advanced communications services. We provide fiber-based broadband to residential and small business customers in eighteen states, managed cloud communications and security services for large enterprises and government entities across the United States of America (“U.S.”), and tailored waves and transport solutions for carriers, content providers and large cloud computing and storage service providers in the U.S. and Canada. Our operations are organized into three business segments: Kinetic, Enterprise and Wholesale. The Kinetic segment serves consumer and small business customers in markets in which we are the incumbent local exchange carrier (“ILEC”) and provides services over network facilities operated by us. In addition to large business and wholesale customers with the majority of their service locations residing in ILEC markets, the Enterprise and Wholesale segments also serve customers in markets in which we are a competitive local exchange carrier (“CLEC”) and provide services over network facilities primarily leased from other carriers.

We evaluate performance of the segments based on direct margin, which is computed as segment revenues and sales less segment expenses. Segment revenues are based upon each customer’s classification to an individual segment and include all services provided to that customer. There are no differences between total segment revenues and sales and total consolidated revenues and sales. Segment expenses include certain direct expenses incurred in providing services and products to segment customers and selling, general and administrative expenses that are directly associated with specific segment customers or activities. These direct expenses include customer specific access costs, cost of sales, field operations, sales and marketing, product development, licensing fees, provision for estimated credit losses, and compensation and benefit costs for employees directly assigned to the segments.

Costs incurred related to our network operations and operational support functions including network access and facilities, network operations, engineering, service delivery, and customer support are managed centrally and not monitored by or reported to the chief operating decision maker (“CODM”) at a segment level. In addition, centrally-managed administrative functions, including information technology, accounting and finance, legal, human resources, and other corporate management activities are not monitored by or reported to the CODM by segment. Accordingly, these shared operating expenses are not assigned to the segments. We also do not assign to the segments depreciation and amortization expense, straight-line expense under the master leases with Uniti Group Inc. (“Uniti”), net gain on asset retirements and dispositions, gain on sale of operating assets, merger expenses, other expense, net, interest expense, and income tax benefit because these items are not monitored by or reported to the CODM at a segment level.

For additional information related to our segments, see “Business Segment Operating Results” section below and Note 14 to the consolidated financial statements.

PENDING MERGER TRANSACTION

On May 3, 2024, Windstream entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Uniti, providing for a combination of the Company and Uniti such that, following a pre-closing reorganization of Windstream and the merger of Uniti into an entity formed in such reorganization (the “Merger”), both Uniti and Windstream will be indirect wholly owned subsidiaries of a recently formed company that in the reorganization will become the parent company of Windstream (“New Uniti”). Upon consummation of the Merger, New Uniti will become an integrated telecommunications company. The common stock of New Uniti (“New Uniti Common Stock”) is expected to be listed on the Nasdaq. If New Uniti elects to complete the Post-Closing Reorganization (as defined in Note 4 to the consolidated financial statements), each of Windstream’s and Uniti’s debt will be combined into a single silo capital structure with a common parent entity. However, if New Uniti does not complete the Post-Closing Reorganization, the legacy Uniti and Windstream organizational structures and existing indebtedness of each company will remain separate with no cross-guarantees, and we anticipate that the existing agreements and arrangements presently in effect between Uniti and Windstream will remain in place, such as our master lease agreements with Uniti and the settlement agreement with Uniti, which requires Uniti to fund periodic settlement payments and reimburse Windstream for certain growth capital improvements (“GCIs”).

At the closing of the Merger, Uniti and Windstream equityholders are expected to hold approximately 62 percent and 38 percent, respectively, of New Uniti before giving effect to the conversion of any outstanding convertible securities or the issuance of warrants to purchase New Uniti Common Stock referenced below. In addition, at the closing of the Merger, Uniti will fund an aggregate cash payment of $425 million (less certain transaction expenses) that will be distributed to Windstream equityholders on a pro-rata basis. Windstream equityholders will also be entitled to pro rata distributions of (i) new shares of non-voting preferred stock of New Uniti with a dividend rate of 11 percent per year for the first six years, subject to an additional 0.5 percent per year during each of the seventh and eighth year after the initial issuance and further increased by an additional 1 percent per year during each subsequent year, subject to a cap of 16 percent per year and with an aggregate liquidation preference of $575 million, and (ii) warrants to purchase New Uniti Common Stock, with an exercise price of $0.01 per share, subject to customary adjustments, representing in the aggregate approximately 6.9 percent of the pro forma share total of New Uniti.

The Merger is subject to customary closing conditions, including, among others, approval by Uniti’s stockholders at a shareholder meeting scheduled to be held on April 2, 2025, and receipt of required regulatory approvals, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (“HSR Act”), which has occurred, receipt of approval from the Federal Communications Commission (“FCC”), and receipt of approvals from eighteen state public utility commissions, of which sixteen have been received. Windstream currently expects the Merger to close in mid-2025. See Note 16 to the consolidated financial statements for additional information regarding our pending merger with Uniti.

EXECUTIVE SUMMARY

Key financial and operational highlights for the years ended December 31, 2024 and 2023 consisted of the following:

•	During 2024 and 2023, we generated revenues and sales of $3.7 billion and $4.0 billion, respectively, and incurred net losses of $211.2 million and $209.8 million, respectively.

•	Within the Kinetic segment, consumer revenues declined 3.0 percent in 2024 and grew 3.0 percent in 2023 on a year-over-year basis. The decrease in 2024 was driven primarily by a reduction in funding due to the discontinuance of the Affordable Connectivity Program (“ACP”) as of May 2024. Apart from the impacts of the ACP, Kinetic service revenues are benefiting from positive results in fiber additions, as we continue to build our strategic fiber markets and demonstrate strong early penetration through our fiber fast start program. We extended our fiber coverage by passing an additional 167,000 consumer premises during 2024, or growth of 11 percent year-over-year, bringing our total to over 1.6 million consumer premises passed or 37 percent of our Kinetic footprint. Our fiber consumer subscribers grew 16 percent year-over-year and fiber consumer subscriber revenues grew 27 percent for the same period, demonstrating strong adoption of our fiber product offerings. We ended 2024 with approximately 450,000 consumer subscribers on our fiber network, representing a 27.4 percent fiber consumer subscriber penetration rate (calculated as the total number of fiber consumer subscribers divided by the total number of consumer premises passed), an improvement of 110 basis points year-over-year.

•	Within the Enterprise Segment, we continued our focus on our Strategic and Advanced Internet Protocol (“IP”) portfolios, which represented 89 percent of our total Enterprise service revenues in 2024, excluding end-user surcharges, compared to 80 percent in 2023. Total Enterprise service revenues decreased in both years primarily due to higher customer churn for legacy services, as we continued to transition customers off of time-division multiplexing-related (“TDM”) services to our strategic and advanced IP products and services.

•	Our Wholesale business delivered solid results in 2024 as direct margin grew by 1.4 percent on a year-over-year basis, while service revenues were essentially unchanged from 2023. Wholesale’s core fiber transport service continues to resonate with carriers, content providers and larger-scale purchasers of network capacity.

•	During 2024 and 2023, our total annualized interconnection, network access and facility expenses decreased by approximately 15 percent and 19 percent, respectively, on a year-over-year basis, as we continued our TDM exit plan, which we expect to complete in 2025.

As further discussed in Note 4 to the consolidated financial statements, in October and December 2024, the Company completed refinancing transactions which included the issuance of $2.2 billion of senior first lien notes due October 1, 2031 (the “2031 Notes”), as well as a new $500.0 million first lien term loan (the “2024 Term Loan”), also maturing on October 1, 2031. Net proceeds from the debt issuances were used to fully repay borrowings outstanding under the Credit Agreement consisting of a $706.0 million secured first lien term loan facility (the “Term Loan”) and a $250.0 million super senior incremental term loan (“Incremental Term Loan”), both of which were due in 2027, and to fully repay $1.4 billion aggregate principal 7.750 percent senior first lien notes due August 15, 2028 (the “2028 Notes”), thus improving our debt maturity profile, as well as adding additional liquidity of over $300.0 million. In completing the refinancing transactions, the Company recognized a pretax loss on the early extinguishment of debt totaling $20.0 million and immediately expensed $20.2 million of arrangement, legal and other third-party fees as additional interest expense in accordance with debt modification accounting.

Operating results for 2024 were favorably impacted by pretax gains of $129.0 million from the sales of certain unused IPv4 addresses, net gain on asset retirements and dispositions of $25.0 million, an increase in fiber sales, lower interconnection expense attributable to cost improvements from the continuation of network efficiency projects, increased legacy customer churn, and lower long-distance usage, and reduced salary costs due to workforce reductions completed in 2024 and 2023. These favorable impacts on our operating results were partially offset by the overall reduction in Enterprise service revenues, expenses related to the Merger, incremental costs incurred in restoring service for network outages attributable to Hurricane Helene, loss on early extinguishment of debt, and higher interest expense attributable to our fourth quarter 2024 debt refinancing activities.

Operating results for 2023 reflected an overall reduction in Enterprise service revenues, partially offset by growth in Kinetic consumer and Wholesale revenues, reduced interconnections costs, and lower salary and wages due to workforce reductions completed in both 2023 and 2022.

OPERATING ENVIRONMENT AND TRENDS

The telecommunications industry is highly competitive. The rapid development of new technologies, services and products has eliminated many of the distinctions among wireless, cable, Internet and traditional telephone services and brought new competitors to our markets. We expect competition to remain intense as traditional and non-traditional participants seek increased market share.

In our Kinetic business, we are committed to providing our customers with exceptional service and offering faster broadband speeds and the convenience of bundling Internet, voice and video services. In 2025, we expect continued growth in our Kinetic fiber broadband customer base while experiencing declines in digital subscriber line (“DSL”) customers, primarily in lower speed areas, from the effects of competition and our existing DSL customers transitioning to our fiber-based broadband services. Our ability to deliver faster Internet speeds across our footprint should drive gains in market share and corresponding growth in consumer and small business revenues. For 2025, our plan is to accelerate fiber deployment in our Kinetic footprint as we expect to nearly double the rate of our fiber builds in 2025, as compared to 2024, resulting in approximately 2 million consumer premises passed by the end of 2025. We believe that the ramp up in our internal construction hiring and training combined with the additional liquidity from our recent refinancing activities will help facilitate our accelerated fiber deployment.

For our Enterprise business, our focus remains on converting customers to our strategic and advanced solutions as part of our TDM exit program to migrate our existing CLEC customers off of the TDM network. As we complete this program in 2025, we expect to experience continued declines in TDM and other revenues, as well as reductions in interconnection, network facility and fiber expenses. Our Wholesale business leverages our nationwide network to provide high-capacity bandwidth and transport services to wholesale customers, including other telecommunications carriers, network operators, governmental entities, content providers, and large cloud computing and storage service providers. Our priorities for our Wholesale business include continuing to grow Wave and Ethernet sales and revenues, building and selling fiber on route expansions, and adding new customers.

To improve our consolidated operating results, we are focused on growing fiber subscriber revenues and managing our operating expenses.

CONSOLIDATED RESULTS OF OPERATIONS

The following table reflects our consolidated operating results for the years ended December 31:

				2024 to 2023		2023 to 2022
	Year Ended December 31,			Increase (Decrease)		Increase (Decrease)
(Millions)	2024	2023	2022	Amount	%	Amount	%
Revenues and sales:
Service revenues	$3,661.4	$3,948.0	$4,183.8	$(286.6)	(7)	$(235.8)	(6)
Sales revenues	56.9	38.7	45.1	18.2	47	(6.4)	(14)
Total revenues and sales	3,718.3	3,986.7	4,228.9	(268.4)	(7)	(242.2)	(6)
Costs and expenses:
Cost of services	2,308.5	2,457.9	2,653.1	(149.4)	(6)	(195.2)	(7)
Cost of sales	43.5	40.4	47.8	3.1	8	(7.4)	(15)
Selling, general and administrative	653.5	747.2	747.9	(93.7)	(13)	(0.7)	—
Depreciation and amortization	801.7	790.8	801.4	10.9	1	(10.6)	(1)
Net (gain) loss on asset retirements and dispositions (a)	(25.0)	(1.8)	51.1	26.8	*	(52.9)	*
Gain on sale of operating assets	(129.0)	—	—	129.0	*	—	*
Merger expenses (b)	26.5	—	—	26.5	*	—	*
Total costs and expenses	3,679.7	4,034.5	4,301.3	(354.8)	(9)	(266.8)	(6)
Operating income (loss)	38.6	(47.8)	(72.4)	86.4	*	(24.6)	(34)
Other expense, net (c)	(11.6)	(13.8)	(21.9)	(2.2)	(16)	(8.1)	(37)
Loss on early extinguishment of debt (d)	(18.5)	—	—	18.5	*	—	*
Interest expense	(239.6)	(209.6)	(185.4)	30.0	14	24.2	13
Loss before income taxes	(231.1)	(271.2)	(279.7)	(40.1)	(15)	(8.5)	(3)
Income tax benefit	19.9	61.4	62.0	(41.5)	(68)	(0.6)	(1)
Net loss	$(211.2)	$(209.8)	$(217.7)	$1.4	1	$(7.9)	(4)

*Not meaningful

(a)	See corresponding sections of Note 2 to the consolidated financial statements for information related to the net (gain) loss on asset retirements and dispositions and gain on sale of operating assets recorded in each period.

(b)	Merger expenses include legal, accounting, and other miscellaneous costs incurred related to the Merger. See Note 16 to the consolidated financial statements for additional information related to the Merger.

(c)	Other expense, net in each period primarily consists of the non-operating components of pension expense. See Note 10 to the consolidated financial statements for additional information.

(d)	See corresponding section of Note 4 to the consolidated financial statements for information related to the loss on early extinguishment of debt recorded in 2024.

Service Revenues

The following table reflects the primary drivers of the year-over-year changes in annual service revenues:

	2024 to 2023	2023 to 2022
(Millions)	Increase (Decrease) Amount	Increase (Decrease) Amount
Changes in Wholesale service revenues (a)	$(0.9)	$50.3
Decreases in Kinetic business service revenues	(3.3)	(8.7)
Decreases in Kinetic regulatory and other service revenues (b)	(10.6)	(37.4)
Changes in Kinetic consumer service revenues (c)	(36.5)	41.3
Decreases in Enterprise service revenues (d)	(235.3)	(281.3)
Net decreases in service revenues	$(286.6)	$(235.8)

(a)	Increase in 2023 was due to higher demand from content providers for network services, continued growth in Wave and Ethernet services, and the effect of price increases for transport services.

(b)	Decrease in 2024 was driven by a reduction of $4.5 million in Texas state Universal Service Fund (“USF”) support and a decrease in end user surcharges of $5.8 million due to the overall declines in service revenues. Comparatively, the decrease in 2023 was primarily due to a reduction of $37.6 million in Texas state USF support. In 2022, Texas state USF support included $53.7 million of arrearages recognized for the period November 2020 to July 2022 payable to the Company pursuant to a December 20, 2022 settlement agreement with the Texas Public Utility Commission (“PUC”). Excluding the effect of the arrearages, Texas state USF support increased $16.1 million year-over-year as a result of an increase in the Texas USF assessment factor effective August 1, 2022, which allowed the Texas PUC to resume fully paying its monthly funding obligations beginning in October 2022. See Notes 8 to the consolidated financial statements for additional information related to Texas USF support and the related settlement agreement.

(c)	Decrease in 2024 reflects a decline in DSL subscriber and other revenues of $123.8 million due to the effects of continued declines in DSL customers, discontinuation of subsidies funded by the ACP, which ended as of May 2024, and lower demand for consumer voice-only services. Windstream had received approximately $3.0 million in monthly subsidies attributable to its ACP customer base. These decreases were partially offset in 2024 by growth in fiber subscriber revenues, which increased $87.3 million, consistent with the growth in fiber consumer broadband customers. Comparatively, the increase in 2023 reflects growth in fiber subscriber revenues of $119.7 million due to growth in fiber broadband customers, partially offset by a decline in DSL subscriber and other revenues of $78.4 million, primarily due to decline in DSL customers, lower demand for consumer voice-only services and the shutdown of the Kinetic TV consumer business in April 2022.

(d)	Decreases were primarily due to higher customer churn for legacy services as we continued to transition customers off of TDM-related services. As a result, service revenues reflect reductions in traditional voice, long-distance and data and integrated services, as well as declines in switched access revenues and long-distance usage.

Sales Revenues

Sales revenues include sales of various types of communications equipment and products to customers including selling network equipment to contractors on a wholesale basis. Enterprise product sales include high-end data and communications equipment which facilitate the delivery of advanced data and voice services to enterprise customers. Consumer product sales include home networking equipment, computers and phones. Sales revenues also include amounts recognized from sales-type leases for fiber where control of the fiber has transferred to the customer. Fiber sales totaled $26.9 million in 2024, $5.1 million in 2023 and $1.7 million in 2022.

The following table reflects the primary drivers of the year-over-year changes in annual sales revenues:

	2024 to 2023	2023 to 2022
(Millions)	Increase (Decrease) Amount	Increase (Decrease) Amount
Increases in Wholesale fiber sales	$21.8	$3.4
Decreases in Kinetic consumer and contractor product sales (a)	(1.7)	(8.9)
Decreases in Enterprise product sales	(1.9)	(0.9)
Net changes in sales revenue	$18.2	$(6.4)

(a)	Decrease in 2023 primarily reflects lower contractor sales due to our initiatives to utilize the Company’s internal fiber construction team and to reduce reliance on outside contractors in completing our fiber investment program.

Cost of Services

Cost of services expense primarily consists of charges incurred for network operations, interconnection, and business taxes. Network operations charges include salaries and wages, materials, contractor costs, IT support and costs to lease certain network facilities. Interconnection expense consists of charges incurred to access the public switched network and transport traffic to the Internet, including charges paid to other carriers for access points where we do not own the primary network infrastructure. Other expenses consist of third-party costs for ancillary voice and data services, business taxes, business and financial services.

The following table reflects the primary drivers of the year-over-year changes in annual cost of services:

	2024 to 2023	2023 to 2022
(Millions)	Increase (Decrease) Amount	Increase (Decrease) Amount
Increases in straight-line rent expense attributable to master lease with Uniti (a)	$19.1	$19.7
Increase in storm-related costs (b)	16.1	—
Decreases in federal USF expense (c)	(2.8)	(9.5)
Decreases in business taxes (d)	(4.5)	(11.3)
Decreases in network and other operations (e)	(53.7)	(44.4)
Decreases in interconnection expense (f)	(123.6)	(149.7)
Net decreases in cost of services	$(149.4)	$(195.2)

(a)	Increases reflect additional rent related to GCIs funded by Uniti. Under provisions of the master lease agreements, on the one-year anniversary of any GCIs funded by Uniti, the annual base rent payable by Windstream increases by an amount equal to 8.0 percent of the funding amount, subject to an annual escalator of 0.5 percent.

(b)	Storm-related costs consist primarily of contract labor costs and incremental salaries and wages incurred in the fourth quarter of 2024 to restore service for network outages attributable to Hurricane Helene.

(c)	Decreases reflect the overall declines in service revenues in 2024 and 2023, as well as annual reductions in the federal USF rate effective in the third quarter of each year.

(d)	Decreases reflect the overall year-over-year decline in service revenues.

(e)	Decrease in 2024 was attributable to lower facility costs and decreased salary expense resulting from cost improvements from the continuation of network efficiency projects and workforce reductions completed in 2024. Decrease in 2023 was attributable to lower Enterprise network operations costs of $27.2 million primarily attributable to a reduction in salary expense resulting from workforce reductions completed in 2022. These expenses also reflected lower Kinetic operations costs of $10.2 million primarily due to the absence of certain start-up costs in 2023. The Company had incurred start-up costs associated with our internal fiber construction program of $10.6 million during 2022, primarily consisting of incremental wages in expanding our workforce. Kinetic operations costs also reflected a reduction in content licensing fees of $4.0 million attributable to the shutdown of the Kinetic TV consumer business in April 2022. These decreases were partially offset by higher employee severance costs due to additional workforce reductions completed during 2023.

(f)	Decreases in interconnection expense were attributable to cost improvements from the continuation of network efficiency projects, increased legacy customer churn, and lower long-distance usage.

Cost of Sales

Cost of sales represents the associated cost of equipment and fiber sales to customers. The following table reflects the primary drivers of the year-over-year changes in annual cost of sales:

	2024 to 2023	2023 to 2022
(Millions)	Increase (Decrease) Amount	Increase (Decrease) Amount
Increases in fiber sales	$8.1	$1.6
Decreases in sales to Enterprise customers	(2.9)	—
Decreases in sales to consumers and contractor	(2.1)	(9.0)
Net changes in cost of sales	$3.1	$(7.4)

The net changes in cost of sales were consistent with the net changes in sales revenues.

Selling, General and Administrative (“SG&A”)

SG&A expenses result from sales and marketing efforts, advertising, IT support, provision for estimated credit losses, costs associated with corporate and other support functions and professional fees. These expenses include salaries, wages and employee benefits not directly associated with the provisioning of services to our customers.

The following table reflects the primary drivers of the year-over-year changes in annual SG&A expenses:

	2024 to 2023	2023 to 2022
(Millions)	Increase (Decrease) Amount	Increase (Decrease) Amount
Increases in amortization of deferred contract acquisition costs (a)	$21.6	$16.9
Changes in provision for estimated credit losses	(4.0)	4.8
Changes in other costs (b)	(4.4)	7.7
Changes in equity-based compensation (c)	(8.2)	5.0
Changes in sales and marketing (d)	(17.9)	4.5
Decreases in compensation and other benefits (e)	(80.8)	(39.6)
Net decreases in SG&A	$(93.7)	$(0.7)

(a)	Increases reflect the amortization of deferred contract acquisition costs in excess of the amount deferred in each year for new customer contract additions.

(b)	Compared to the prior year, the decrease in 2024 primarily reflected a reduction in costs incurred related to certain cost optimization projects that were substantially completed in 2023. Increase in 2023 was primarily attributable to employee severance, lease termination costs, professional and consulting fees and other miscellaneous expenses incurred in completing certain cost optimization projects.

(c)	Decrease in 2024 reflected the effects of the termination of the Company’s equity-based compensation plan in May 2024, which resulted in no new awards granted in 2024. See Note 11 to the consolidated financial statements for additional information.

(d)	Decrease in 2024 was primarily attributable to lower advertising costs consistent with the overall year-over-year decline in service revenues, while the increase in 2023 was primarily attributable to higher advertising costs consistent with the growth in broadband customers and Enterprise strategic revenues in 2023 compared to 2022.

(e)	Decreases were primarily attributable to lower salary costs due to workforce reductions completed in both 2024 and 2023 and decreases in channel partner commissions costs consistent with the overall decline in Enterprise service revenues.

Depreciation and Amortization

Depreciation and amortization expense includes the depreciation of property, plant and equipment and the amortization of intangible assets.

The following table reflects the primary drivers of the year-over-year changes in annual depreciation and amortization expense:

	2024 to 2023	2023 to 2022
(Millions)	Increase (Decrease) Amount	Increase (Decrease) Amount
Increases in depreciation expense (a)	$46.0	$26.8
Decreases in amortization expense (b)	(35.1)	(37.4)
Net changes in depreciation and amortization	$10.9	$(10.6)

(a)	Increases were primarily due to incremental depreciation related to new additions of property, plant and equipment, and the effects of depreciating tenant capital improvements over the shorter of the estimated useful life of the asset or the remaining initial contractual term of the Uniti master leases.

(b)	Decreases reflect the use of an accelerated amortization method (sum-of-the-years-digits method) to amortize the customer relationship intangible assets. The effect of using an accelerated amortization method results in a decline in expense each period as the intangible assets amortize.

Operating Income (Loss)

During 2024 and 2023, the Company reported operating income of $38.6 million and incurred an operating loss of $47.8 million, respectively. Operating income for 2024 primarily reflected the pretax gain of $129.0 million from the sales of certain unused IPv4 addresses completed in 2024, the net gain on asset retirements and dispositions of $25.0 million, an increase in fiber sales, lower interconnection expenses attributable to cost improvements from the continuation of network efficiency projects, increased legacy customer churn, and lower long-distance usage, and reduced salary costs due to workforce reductions completed in 2024 and 2023. The beneficial effects of these items on operating income in 2024 were partially offset by the overall decline in service revenues previously discussed, $26.5 million in expenses related to the Merger and $16.1 million of incremental costs incurred in restoring service for network outages attributable to Hurricane Helene. Comparatively, the operating loss in 2023 primarily reflected the overall decline in service revenues previously discussed, partially offset by lower interconnections costs attributable to rate reductions and cost improvements from the continuation of network efficiency projects, and lower salary and wages due to workforce reductions completed in 2023 and 2022.

Interest Expense

The following table reflects the primary drivers of the year-over-year changes in annual interest expense:

	2024 to 2023	2023 to 2022
(Millions)	Increase (Decrease) Amount	Increase (Decrease) Amount
Increases in interest expense - long-term debt	$23.7	$48.3
Increase in interest expense - finance leases and other	1.6	—
Changes attributable to the effect of interest rate swaps	5.3	(14.6)
Decreases in capitalized interest expense	(0.6)	(9.5)
Net increases in interest expense	$30.0	$24.2

As presented in the table above, interest expense increased $30.0 million, or 14 percent in 2024 and increased $24.2 million, or 13 percent in 2023, on a year-over-year basis. The increase in 2024 reflected the incremental net increase in aggregate long-term debt outstanding following the completion of the debt refinancing transactions previously discussed, as well as the effect of immediately expensing as additional interest $20.2 million of arrangement, legal and other third-party fees in accordance with debt modification accounting.

The increase in 2023 was primarily driven by higher interest rates applicable to incremental borrowings under the senior secured revolving credit facility, higher interest rates related to the Term Loan, and increased interest expense associated with the issuance of the $250.0 million Incremental Term Loan attributable to the debt being outstanding for a full year in 2023 compared to approximately two months in 2022.

See Notes 4 and 5 to the consolidated financial statements for additional information related to our long-term debt obligations and interest rate swaps.

Income Taxes

The Company recognized an income tax benefit of $19.9 million in 2024, as compared to an income tax benefit of $61.4 million for 2023. The income tax benefit recorded in 2024 and 2023 reflected the loss before taxes in each period. The income tax benefit recorded in 2024 attributable to the pretax loss was partially offset by discrete tax expense of $6.6 million for nondeductible expenses associated with the Merger, discrete tax expense of $32.1 million related to the sales of the IPv4 addresses, and by discrete tax expense of $31.2 million related to the increase in the valuation allowance. Inclusive of the discrete items, our effective tax rate was 8.6 percent for 2024, as compared to 22.6 percent in 2023.

BUSINESS SEGMENT OPERATING RESULTS

KINETIC

Overview

We manage as one business our residential and small business operations in ILEC markets due to the similarities with respect to service offerings and marketing strategies. Residential customers can bundle voice, high-speed Internet and video services, to provide one convenient billing solution and receive bundle discounts. During the fourth quarter of 2024, the Company changed its disaggregation of Kinetic consumer service revenues to split out its broadband bundled and voice and other revenues between its fiber subscribers and DSL subscribers. Fiber subscriber consumer revenues consist of recurring products and services for fiber consumer broadband customers, which includes some cable customers with 1-Gigabyte per second (“Gbps”) service. All non-recurring revenues are included in DSL subscriber and other revenues. Prior period information has been recast to conform with the current year presentation.

We offer a wide range of advanced Internet services, local and long-distance voice services, integrated voice and data services, and web conferencing products to our small business customers. These services are equipped to deliver high-speed Internet with competitive speeds, value added services to enhance business productivity and options to bundle services to meet our small business customer needs. Products and services offered to small business customers also include managed cloud communications and security services.

Kinetic service revenues also include revenue from federal and state USF, amounts received from Rural Digital Opportunity Fund (“RDOF”), and certain surcharges assessed to our customers, including billings for our required contributions to federal and state USF programs. Sales revenues include sales of various types of communications equipment and products to customers including selling network equipment to contractors on a wholesale basis.

Segment expenses include compensation expenses, non-compensation managed expenses, and revenue-driven costs. Non-compensation managed expenses include advertising, contract services and fees, fleet-related expenses (e.g., leasing costs, fuel, maintenance and repair costs), and employee-related travel costs. Revenue-driven costs include federal and state USF fees, provision for credit losses, equipment-related shipping and refurbishment costs, and cost of sales.

A summary of Kinetic broadband customers was as follows as of December 31:

				2024 to 2023		2023 to 2022
				Increase (Decrease)		Increase (Decrease)
(Thousands)	2024	2023	2022	Amount	%	Amount	%
Fiber consumer broadband customers	445.5	383.2	287.2	62.3	16	96.0	33
DSL consumer broadband customers	631.2	752.4	878.5	(121.2)	(16)	(126.1)	(14)
Total consumer broadband customers	1,076.7	1,135.6	1,165.7	(58.9)	(5)	(30.1)	(3)

We expect continued growth in our fiber broadband customer base while experiencing declines in DSL customers, primarily in lower speed areas, from the effects of competition and our existing DSL customers transitioning to our fiber-based broadband services. Our ability to deliver faster Internet speeds across our footprint should drive gains in market share and corresponding growth in consumer and small business revenues.

Results of Operations

The following table reflects the Kinetic segment results of operations for the years ended December 31:

				2024 to 2023		2023 to 2022
				Increase (Decrease)		Increase (Decrease)
(Millions)	2024	2023	2022	Amount	%	Amount	%
Revenues and sales:
Service revenues:
Fiber subscribers	$408.0	$320.7	$201.0	$87.3	27	$119.7	60
DSL subscribers and other	833.6	957.4	1,035.8	(123.8)	(13)	(78.4)	(8)
Total consumer (a)	1,241.6	1,278.1	1,236.8	(36.5)	(3)	41.3	3
Small business	164.9	168.2	176.9	(3.3)	(2)	(8.7)	(5)
RDOF funding	52.4	52.4	51.8	—	—	0.6	1
State USF (b)	58.1	62.5	100.2	(4.4)	(7)	(37.7)	(38)
End user surcharges	52.1	58.3	58.6	(6.2)	(11)	(0.3)	(1)
Total service revenues	1,569.1	1,619.5	1,624.3	(50.4)	(3)	(4.8)	—
Product sales (c)	28.5	30.2	39.1	(1.7)	(6)	(8.9)	(23)
Total revenues and sales	1,597.6	1,649.7	1,663.4	(52.1)	(3)	(13.7)	(1)
Compensation expense (d)	(310.1)	(299.6)	(302.0)	10.5	4	(2.4)	(1)
Non-compensation managed expenses (e)	(199.8)	(192.0)	(182.4)	7.8	4	9.6	5
Revenue-driven costs (f)	(126.9)	(136.0)	(147.3)	(9.1)	(7)	(11.3)	(8)
Direct margin	$960.8	$1,022.1	$1,031.7	$(61.3)	(6)	$(9.6)	(1)

(a)	Decrease in 2024 reflects the effects of continued declines in DSL customers, discontinuation of subsidies funded by the ACP, which ended as of May 2024, and lower demand for consumer voice-only services. Windstream had received approximately $3.0 million in monthly subsidies attributable to its ACP customer base. These decreases were partially offset in 2024 by growth in fiber subscriber revenues, consistent with the growth in fiber consumer broadband customers. Increase in 2023 reflects growth in fiber subscriber revenues due to growth in fiber consumer broadband customers, partially offset by declines in DSL customers and reductions in voice and other revenues, primarily due to lower demand for consumer voice-only services and the shutdown of the Kinetic TV consumer business in April 2022.

(b)	Decrease in 2023 was primarily due to a reduction of $4.5 million in Texas state USF support. In 2022, Texas state USF support included $53.7 million of arrearages recognized for the period November 2020 to July 2022 payable to the Company pursuant to a December 20, 2022 settlement agreement with the Texas PUC. In addition to the effect of the arrearages, Texas state USF support increased $16.1 million in 2022 as a result of an increase in the Texas USF assessment factor effective August 1, 2022, which allowed the Texas PUC to resume fully paying its monthly funding obligations beginning in October 2022. See Notes 8 to the consolidated financial statements for additional information related to Texas USF support and the related settlement agreement. Decrease in 2024 primarily reflects the overall decline in service revenues and an annual reduction in the federal USF rate.

(c)	Decrease in 2023 primarily reflects lower contractor sales due to our initiatives to utilize the Company’s internal fiber construction team and to reduce reliance on outside contractors in completing our fiber investment program.

(d)	Increase in 2024 reflected higher internal labor costs attributable to hiring additional workers to augment our internal fiber construction operations.

(e)	Increase in 2024 was primarily attributable to higher fuel and leasing costs associated with adding new vehicles to support our internal fiber construction operations. Increase in 2023 primarily reflected increased advertising costs consistent with the growth in fiber consumer broadband customers.

(f)	Decrease in 2024 primarily reflected a reduction in federal USF fees consistent with the overall decline in service revenues in 2024, as well as an annual reduction in the federal USF rate effective in the third quarter of each year. Decrease in 2023 primarily reflects lower costs of sales consistent with the overall decline in contractor sales due to our initiatives to utilize the Company’s internal fiber construction team and to reduce reliance on outside contractors in completing our fiber construction program.

ENTERPRISE

Overview

We manage as one business our mid-market and large business customers located within both our ILEC and CLEC markets. Products and services offered include managed cloud communications and security services, integrated voice and data services, advanced data and traditional voice and long-distance services. Enterprise strategic revenues consist of recurring Secure Access Service Edge, Unified Communications as a Service, OfficeSuite UC®, Software Defined Wide Area Network and associated network access products and services. Enterprise service revenues also include Advanced IP revenues, which consist of recurring dynamic IP, dedicated Internet access, multi-protocol label switching services, integrated voice and data services, long-distance and managed services. In addition, Enterprise service revenues include TDM and other revenues, consisting of TDM-based voice and data services, usage-based long-distance revenues, resale revenues and all non-recurring revenues, as well as certain surcharges assessed to customers. Enterprise product sales include high-end data and communications equipment which facilitate the delivery of advanced data and voice services to enterprise customers.

Segment expenses include compensation expenses, non-compensation managed expenses, revenue-driven costs and customer access expense. Non-compensation managed expenses include advertising, contract services and fees, and employee-related travel costs. Revenue-driven costs include federal and state USF fees, provision for credit losses, third-party commissions, staff augmentation for professional services, product licensing fees, and cost of sales. Customer access expense represents the portion of interconnect costs directly assigned to the segment.

For our Enterprise business, our focus remains on converting customers to our strategic and advanced solutions as part of our TDM exit strategy to migrate our existing CLEC customers off of the TDM network. Accordingly, we expect to see continued declines in TDM and other revenues, including end user surcharges, while maintaining stability in revenues derived from our strategic and Advanced IP service offerings.

Results of Operations

The following table reflects the Enterprise segment results of operations for the years ended December 31:

				2024 to 2023		2023 to 2022
				Increase (Decrease)		Increase (Decrease)
(Millions)	2024	2023	2022	Amount	%	Amount	%
Revenues and sales:
Service revenues:
Strategic and Advanced IP (a)	$1,133.0	$1,198.2	$1,198.7	$(65.2)	(5)	$(0.5)	—
TDM/Other (a)	139.8	303.2	568.6	(163.4)	(54)	(265.4)	(47)
End user surcharges (b)	53.7	60.4	75.8	(6.7)	(11)	(15.4)	(20)
Total service revenues	1,326.5	1,561.8	1,843.1	(235.3)	(15)	(281.3)	(15)
Product sales	1.5	3.4	4.3	(1.9)	(56)	(0.9)	(21)
Total revenues and sales	1,328.0	1,565.2	1,847.4	(237.2)	(15)	(282.2)	(15)
Compensation expense (c)	(119.2)	(167.9)	(176.8)	(48.7)	(29)	(8.9)	(5)
Non-compensation managed expenses (d)	(25.9)	(34.3)	(38.3)	(8.4)	(24)	(4.0)	(10)
Revenue-driven costs (e)	(181.8)	(198.2)	(217.3)	(16.4)	(8)	(19.1)	(9)
Customer access (f)	(249.6)	(310.5)	(406.4)	(60.9)	(20)	(95.9)	(24)
Direct margin	$751.5	$854.3	$1,008.6	$(102.8)	(12)	$(154.3)	(15)

(a)	Decreases were primarily due to higher customer churn for legacy services, including within the strategic and Advanced IP portfolio, as we continue to transition customers off of TDM-related services. As a result, service revenues reflect reductions in traditional voice, long-distance and data and integrated services, as well as declines in switched access revenues and long-distance usage.

(b)	Decreases were primarily due to the overall reductions in service revenues each year.

(c)	Decreases were primarily attributable to reduced internal labor costs due to workforce reductions.

(d)	Decreases were primarily due to lower advertising costs consistent with the overall reduction in services revenues each year.

(e)	Decreases were consistent with the overall reductions in service revenues primarily attributable to customer churn and the corresponding reductions in third-party commissions, and federal and state USF fees.

(f)	Decreases were consistent with the overall decline in interconnect costs attributable to cost improvements from the continuation of network efficiency projects, increased legacy customer churn, and lower long-distance usage.

WHOLESALE

Overview

Our wholesale operations are focused on providing network bandwidth to other telecommunications carriers, network operators, governmental entities, content providers, and large cloud computing and storage service providers. These services include network transport services to end users, Ethernet and Wave transport up to 400-Gbps, and dark fiber and colocation services. Wholesale services also include fiber-to-the-tower connections to support the wireless backhaul market. In addition, we offer voice and data carrier services to other communications providers and to larger-scale purchasers of network capacity. Wholesale fiber sales revenues represent amounts recognized from sales-type leases for fiber where control of the fiber has transferred to the customer. Segment expenses primarily consist of salaries and wages, commissions, benefits and taxes, advertising, contract services and fees, travel, cost of fiber sales, federal USF fees, and customer access expense. Our wholesale priorities include growing Wave and Ethernet sales and revenues, building and selling fiber on route expansions, and adding new customers.

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Results of Operations

The following table reflects the Wholesale segment results of operations as of December 31:

				2024 to 2023		2023 to 2022
				Increase (Decrease)		Increase (Decrease)
(Millions)	2024	2023	2022	Amount	%	Amount	%
Revenues and sales:
Service revenues (a)	$765.8	$766.7	$716.4	$(0.9)	—	$50.3	7
Fiber sales (b)	26.9	5.1	1.7	21.8	*	3.4	*
Total revenues and sales	792.7	771.8	718.1	20.9	3	53.7	7
Segment expenses (c)	(94.6)	(83.0)	(91.8)	11.6	14	(8.8)	(10)
Direct margin	$698.1	$688.8	$626.3	$9.3	1	$62.5	10

*Not meaningful

(a)	Increase in 2023 was due to higher demand from content providers for network services, continued growth in Wave and Ethernet services, and the effect of price increases for transport services.

(b)	In 2024, we entered into indefeasible right of use (“IRU”) arrangements that met the criteria for sales-type lease classification. Accordingly, we recognized sales revenue of $26.9 million, cost of sales of $10.1 million and gross profit of $16.8 million related to these IRU arrangements, respectively.

(c)	Increase in 2024 primarily reflects the incremental cost of sales related to the IRU agreements discussed in note (b) above. Decrease in 2023 primarily reflected a reduction in customer access costs attributable to cost improvements from network efficiency projects and lower long-distance usage.

Regulatory Matters

Windstream is subject to regulatory oversight in the U.S. by the FCC and state public utility commissions, and we are also subject to regulatory oversight in Canada under the Canadian Radio-television and Telecommunications Commission. We are also subject in the U.S. to various federal and state statutes that govern the provision of telecommunications and broadband services. Windstream actively monitors and participates in regulatory proceedings and engages with federal and state lawmakers on matters that may impact its business. We cannot predict with certainty the outcome of pending federal and state proceedings relating to our operations.

Infrastructure Investment and Jobs Act Broadband Funding

In 2021, Congress passed a bipartisan infrastructure framework (the Infrastructure Investment and Jobs Act or “IIJA”), which includes $65 billion in broadband funding to be allocated by the National Telecommunications and Information Administration (“NTIA”), with $42.45 billion to be distributed through formula-based grants to states for broadband deployment projects in unserved and underserved areas over a five-year time frame pursuant to the Broadband Equity, Access and Deployment (“BEAD”) program. The framework also includes $14.2 billion to address affordability challenges, as well as additional funding for middle-mile projects and digital equity programs. As part of the program, states submitted their initial proposals to NTIA, which outlined the process to challenge the classification of locations eligible for BEAD funding (in Volume I) and the competitive process to select providers for BEAD projects (in Volume II). All initial proposals in the eighteen states in Windstream’s footprint have been approved by NTIA. Some of the states have opened their application windows for applications to be submitted.

Windstream expects to participate to help close the digital divide in its rural and high-cost service territories. However, because such funding will be distributed on a competitive basis, Windstream may face increased competition in its footprint as a result of program awards, especially if the states allow overbuilding of Windstream’s network in areas where Windstream believes locations are “served” as defined by BEAD. Furthermore, the BEAD program requires participating service providers to offer a “low-cost” service option, and the terms of that offering are set out in each state’s Volume II, pursuant to guidance from NTIA. Windstream is closely monitoring developments associated with BEAD regarding possible updates to the program.

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RDOF Funding

In 2019, the FCC announced a $20 billion RDOF program to support rural broadband deployments. In January 2020, the FCC established two reverse-auction funding phases, with Phase I funding of $16 billion and Phase II of $4.4 billion. Phase I targeted areas that were wholly unserved by broadband speeds of at least 25-Megabytes per second (“Mbps”) download and 3-Mbps upload. After conducting an auction, $9.2 billion was awarded in December 2020. At the time, the FCC indicated that the $6.8 billion not awarded would be added to Phase II, but Phase II will not likely proceed, in light of the BEAD Program being administered by the Department of Commerce. Windstream was awarded $522.8 million in support over ten years ($52.3 million per year) for approximately 192,000 locations in eighteen states. Windstream intends to meet its service obligations through the deployment of fiber and offering 1-Gbps speed capabilities. The first program milestone requires 40 percent completion on or before December 31, 2025.

Affordable Connectivity Program (“ACP”)

The ACP was a federal consumer-based program funded by the IIJA to provide financial assistance to eligible broadband subscribers in the form of monthly service subsidies. From December 2021 to May 2024, the ACP provided up to a $30 per month discount on broadband services, and $75 per month in tribal areas. Because Congress failed to authorize necessary funding for the ACP on a permanent basis, the program ended as of May 2024. To avoid a negative customer impact, Windstream is providing approximately 80,000 affected customers with a monthly bill credit in the same amount as the ACP benefit, subject to special terms and conditions including our ability to eliminate it at any time. There has been no action at the federal level to reactivate this program.

State USF Funding

In 2024, Windstream recognized revenue from state USF programs in Texas, Pennsylvania, New Mexico, Oklahoma, South Carolina, Nebraska, Alabama, and Arkansas. These payments are intended to provide subsidies, in addition to federal USF receipts, for the high cost of operating telecommunications networks in certain areas. For the year ended December 31, 2024, we recognized $58.1 million in state USF support. Windstream participates in two USF programs in Texas, and for the year ended December 31, 2024, we received $30.4 million from the large company program and $3.0 million from the small company program. In June 2023, the Texas Legislature passed legislation requiring companies receiving Texas USF support to complete a financial needs-based test review with the Texas PUC. Windstream completed the needs-based test review and received a final decision June 6, 2024, pursuant to which the Texas PUC approved Windstream’s continued support through December 2028 with no changes to the rates or service areas.

Windstream receives approximately $13.2 million in annual state USF support in Pennsylvania. In August 2023, the Pennsylvania Public Service Commission (“PSC”) issued an order opening a rulemaking proceeding regarding the program. Windstream, along with the industry trade group, are actively participating in the proceeding and awaiting PSC action.

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FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Windstream relies largely on operating cash flows and long-term debt to provide for its liquidity requirements. As of December 31, 2024, the Company had a working capital deficit primarily due to timing differences in the recognition of its annual operating lease obligations and required monthly payments under the master leases with Uniti. The working capital deficit is measured at a point in time and is not indicative of the Company’s ability to manage cash and meet its current obligations as they become due. The Company generated strong operating cash flows in 2024 and utilized its available borrowing capacity under its revolving credit facility to fund any short-term cash shortfalls and then repaid those borrowings in periods in which cash inflows exceeded cash outflows. As of December 31, 2024, there were no borrowings outstanding under the revolving credit facility. Accordingly, the Company had access to and available borrowing capacity under its senior secured revolving credit facility of $291.0 million as of December 31, 2024. Management has assessed the current and expected business climate, the Company’s current and expected needs for funds and its current and expected sources of funds, and has determined, based on Windstream’s forecasted financial results and financial condition as of December 31, 2024, that cash on hand and cash expected to be generated from operating activities, will be sufficient to fund the Company’s ongoing working capital requirements, planned capital expenditures, scheduled debt principal and interest payments, and lease payments due under the master lease agreements with Uniti for at least the next twelve months from the issuance of the consolidated financial statements. The Company intends to continue utilizing the available capacity under its revolving credit facility to fund its short-term liquidity needs as they arise. As discussed in Note 2 to the consolidated financial statements, during 2024, the Company completed the sales of certain of its unused IPv4 addresses and received $129.2 million in aggregate cash proceeds, net of broker fees, and as discussed in Note 18 to the consolidated financial statements, Windstream completed the sale of additional IPv4 addresses in February 2025 and received cash proceeds of $25.8 million.

Under the master lease agreements, the Company will receive from Uniti up to $1.75 billion in cash to fund GCIs to its network and Uniti also will pay Windstream $400 million in quarterly cash installments over a five-year period ending in 2025, at an annual interest rate of 9.0 percent, which amount may be fully paid after one year, resulting in total cash payments to be received from Uniti ranging from $438 - $485 million over the five-year period. Through December 31, 2024, the Company has received from Uniti $1,025.0 million in cash to fund GCIs and $411.4 million in cash settlement payments. As discussed in Note 18 to the consolidated financial statements, in January 2025, the Company received from Uniti the first of three quarterly cash installment payments of $24.5 million payable to Windstream in 2025 pursuant to the amended master lease agreements. Windstream also received in January 2025 $161.4 million in cash to fund GCIs. Windstream expects total capital expenditures to be approximately $1.1 billion in 2025, excluding any GCI reimbursements received from Uniti.

In October and December 2024, we completed refinancing transactions which included the issuance of $2.2 billion of senior first lien notes, as well as a new $500.0 million first lien incremental term loan, both of which mature in 2031. Net proceeds from the debt issuance were used to fully repay borrowings outstanding under the Credit Agreement consisting of the Term Loan and Incremental Term Loan both due in 2027 and the 2028 Notes, thus improving our debt maturity profile, as well as adding additional liquidity of over $300.0 million.

From time to time, including in the near term, Windstream may seek to opportunistically refinance or extend maturity dates of existing indebtedness through, but not limited to, tender offers, exchange offers, redemptions, open market purchases, privately negotiated purchases and new issuances.

Historical Cash Flows

The following table summarizes our cash flow activities for the years ended December 31:

(Millions)	2024	2023
Cash flows provided from (used in):
Operating activities	$527.6	$762.4
Investing activities	(547.0)	(808.0)
Financing activities	323.5	(22.1)
Net increase (decrease) in cash, cash equivalents and restricted cash	$304.1	$(67.7)

15

Our cash position increased $304.1 million in 2024 and $67.7 million in 2023. Cash inflows in 2024 and 2023 were primarily from operating activities, funding received from Uniti under the master lease agreements, proceeds from the sale of operating assets and from new debt issuances and borrowings under the senior secured revolving credit facility. These cash inflows were partially offset by cash outflows for capital expenditures, repayments of debt, payment of debt issuance costs and amounts due under our finance lease obligations.

Cash Flows – Operating Activities

Cash provided from operations is our primary source of funds. Cash flows provided from operating activities decreased from $762.4 million in 2023 to $527.6 million in 2024, primarily due to net unfavorable changes in working capital, principally consisting of timing differences in the payment of trade accounts payable and recognition of deferred revenue.

Cash flows provided from operating activities increased from $495.9 million in 2022 to $762.4 million in 2023, primarily due to net favorable changes in working capital, including the receipt of $38.3 million in arrearages and interest owed from the Texas USF, and timing differences in the payment of trade accounts payable. In addition, cash outlays for inventory purchases decreased $140.9 million in 2023 compared to 2022, as operating cash flows in 2023 included incremental outlays of $91.4 million for inventory purchases to mitigate extended lead times and supply chain shortages and to facilitate our initiatives to accelerate broadband expansion and to internalize our construction operations.

Cash flows from operations in 2024 and 2023 also included the receipt of $98.0 million in cash settlement payments from Uniti, while cash flows from operations in 2022 reflected the absence of any settlement payments from Uniti as a result of Uniti prepaying all amounts payable to Windstream in 2022 during the fourth quarter of 2021.

The Company utilized net operating loss carryforwards and other income tax initiatives to lower its cash income tax obligations during 2024. The Company expects to remain a minimal cash taxpayer for the foreseeable future.

Cash Flows – Investing Activities

Cash used in investing activities primarily consists of capital expenditures to upgrade and expand the speed capabilities of network facilities used to service customers. Cash flows used in investing activities were $547.0 million in 2024, reflecting cash outlays for capital expenditures of $884.3 million, partially offset by funding received from Uniti of $230.8 million to pay for certain capital improvements under the master lease agreements. Cash inflows in 2024 also included $65.2 million in grant funds received from various state programs to fund capital expenditures to expand the availability and affordability of residential broadband service. Cash outlays for capital expenditures funded by government grants totaled $100.8 million in 2024. As previously discussed, cash flows from investing activities included the receipt of $129.2 million in cash from the sales of certain unused IPv4 addresses completed in March and November 2024. The Company also received $9.2 million in cash from the liquidation of a non-marketable investment. In December 2023, in conjunction with a merger transaction, the Company was notified that its investment in certain non-marketable securities issued by the acquiree was to be liquidated and payable in cash to Windstream in January 2024.

Comparatively, cash flows used in investing activities were $808.0 million in 2023, reflecting cash outlays for capital expenditures of $1,058.4 million, partially offset by funding received from Uniti of $250.0 million to pay for certain capital improvements under the master lease agreements. Cash inflows in 2023 also included $49.5 million in grant funds received from various state programs to fund capital expenditures to expand the availability and affordability of residential broadband service. Cash outlays for capital expenditures funded by government grants totaled $67.9 million in 2023.

Cash flows used in investing activities were $878.7 million in 2022, reflecting cash outlays for capital expenditures of $1,080.8 million, partially offset by funding received from Uniti of $238.0 million to pay for certain capital improvements under the master lease agreements. Cash inflows in 2022 also included $10.1 million in grant funds received from various state programs to fund capital expenditures to expand the availability and affordability of residential broadband service. Cash outlays for capital expenditures funded by government grants totaled $52.1 million in 2022.

The Company intends to fully utilize all government grant funding received for capital expenditures directed toward expanding its fiber broadband service.

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Cash Flows – Financing Activities

Cash provided from financing activities was $323.5 million in 2024. Proceeds from the issuance of debt totaled $2,972.0 million, consisting of $2.2 billion of the 2031 Notes issued at a premium of $52.5 million, the $500.0 million 2024 Term Loan issued at a discount of $2.5 million, and new borrowings of $222.0 million under the senior secured revolving credit facility, all of which were repaid as of December 31, 2024.

Repayments of debt in 2024 included the repayment of all current year borrowings under the senior secured revolving credit agreement. In addition, net proceeds from the issuance of the 2031 Notes and 2024 Term Loan were used to fully repay borrowings outstanding under the Credit Agreement totaling $956.0 million, consisting of the Term Loan and Incremental Term Loan and to fully repay the $1.4 billion aggregate principal amount of the 2028 Notes and the related call premium of $27.1 million paid to holders of the 2028 Notes. Debt issuance costs associated with the 2031 Notes and the 2024 Term Loan paid in 2024 totaled $22.4 million. Repayments of debt also included $5.6 million in scheduled principal payments on the Term Loan prior to its full repayment in the fourth quarter of 2024. Principal payments related to finance leases totaled $6.8 million in 2024.

Comparatively, cash provided from financing activities was $22.1 million in 2023. Proceeds from the issuance of debt in 2023 consisted of new borrowings of $520.0 million all of which were repaid as of December 31, 2023. In addition to the repayments of all current year borrowings under the senior secured revolving credit agreement, repayments of debt also included $7.5 million in scheduled principal payments on the Term Loan. Principal payments related to finance leases were $10.2 million in 2023.

Cash provided from financing activities was $209.9 million in 2022. Proceeds from the issuance of debt in 2022 consisted of the new $250.0 million Incremental Term Loan issued at a discount of $12.5 million and new borrowings of $405.0 million under the senior secured revolving credit facility. Repayments of debt in 2022 consisted of the repayment of all $405.0 million of new borrowings outstanding under the senior secured revolving credit facility and $7.5 million in scheduled principal payments on the Term Loan. Principal payments related to finance leases were $10.3 million in 2022. Debt issuance costs paid in 2022 associated with the new Incremental Term Loan and extension of the senior secured revolving credit facility totaled $6.9 million.

Pension and Employee Savings Plan Contributions

The Company maintains a non-contributory qualified defined benefit pension plan. Future benefit accruals for all eligible non-bargaining employees covered by the plan have ceased. The Company’s annual minimum funding requirements to the pension plan for the 2024 plan year totaled $15.3 million. Incremental to its required minimum funding contributions, the Company also made a voluntary cash contribution of $7.0 million to the pension plan on April 15, 2024. On November 18, 2024, the Company made an additional voluntary contribution of $28.0 million in cash to the qualified pension plan. The Company had no minimum funding requirements and did not make any discretionary contributions to the plan during 2023 and 2022. Windstream expects to fund at least $25 million for the 2025 plan year and intends to fund the contributions using cash. The total amount of the 2025 contributions, and amount and timing of future contributions, including voluntary contributions, to the pension plan are dependent upon a myriad of factors including future investment performance, changes in future discount rates and changes in the demographics of the population participating in the plan.

The Company also sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all salaried employees and certain bargaining unit employees. Participating employees receive employer matching contributions up to a maximum of 4 percent of employee pre-tax contributions to the plan for employees contributing up to 5 percent of their eligible pre-tax compensation. The employer matching contribution is calculated and funded in cash to the plan each pay period with an annual true-up to be made as soon as administratively possible after the end of the year. Contributions to the plan during 2024 were $23.7 million and included the annual 2023 true-up contribution. Comparatively, contributions to the plan during 2023 were $27.9 million and included the annual 2022 true-up contribution.

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Broadband Grant Awards and Programs

In the fourth quarter of 2021, Windstream received $46.3 million in state grants funded through the federal American Rescue Plan Act of 2021 (“ARPA”) and administered by the Arkansas Rural Connect Broadband Program for fiber broadband expansion, which allowed us to deliver 1-Gbps Internet service to more than 15,100 households and small businesses in rural areas within seven Arkansas counties. Windstream invested $33.8 million of its own capital, bringing the total construction cost to $80.1 million. The Company completed construction and deployment of broadband service to all locations within the project footprints during the first half of 2023. In completing the construction projects, the Company utilized all $46.3 million in grant funding received related to this program.

In February 2022, Windstream announced that it will partner with 18 counties across Georgia for fiber broadband expansion, which will allow us to deliver 1-Gbps Internet service to more than 70,000 Georgia homes and businesses. Funding for these broadband projects will come from $170.5 million in grants awarded to the counties, funded through ARPA. Windstream will invest $129.9 million of its own capital to complete the projects. Additionally, in January 2023, the Company was awarded grants under the Capital Projects Fund (“CPF”) Program in the State of Georgia for fiber broadband expansion to deliver broadband service speeds of at least 100-Mbps download and upload to approximately 4,500 households across four counties in Georgia. Funding for these broadband projects will come from $34.9 million in grants awarded to the Company and funded through ARPA. Windstream will invest approximately $2.0 million of its own capital to complete the projects. In June 2023, Windstream was awarded $8.5 million through a second round of the CPF Program. The Company will invest $11.2 million of its own capital to expand broadband service to an additional 2,200 households across another three counties in Georgia.

In May 2024, Windstream was awarded a grant for $11.9 million from the Commonwealth of Pennsylvania’s Broadband Infrastructure Program, which will allow the Company to deliver 1-Gbps Internet service to 2,400 locations in three counties.

As of December 31, 2024, Windstream has secured $366.0 million in funding commitments from governmental agencies that will help us deliver fiber to over 156,000 locations. In completing these broadband expansion projects, Windstream expects to incur approximately $152.0 million of incremental capital expenditures. The Company will continue to seek out additional opportunities to obtain external funding for the expansion of 1-Gbps Internet service across its service areas either from direct grants from governmental programs or through the formation of public private partnerships.

Debt Agreements and Covenants

As further discussed in Note 4 to the consolidated financial statements, the Company’s long-term debt obligations as of December 31, 2024 consisted of $2.2 billion aggregate principal amount of the 2031 Notes and $500.0 million of borrowings under the 2024 Term Loan. The terms of the amended credit agreement and indentures for the 2031 Notes include customary covenants that, among other things, require the Company to maintain certain financial ratios and restrict its ability to incur additional indebtedness. As of December 31, 2024, the Company was in compliance with all of its debt covenants.

Contractual Obligations and Commitments

Set forth below is a summary of our material contractual obligations and commitments as of December 31, 2024:

	Obligations by Period
	Less than	1 - 3	3 - 5	More than
(Millions)	1 Year	Years	Years	5 years	Total
Long-term debt including current maturities (a)	$—	$—	$—	$2,700.0	$2,700.0
Interest payments on long-term debt obligations (b)	227.1	456.3	456.5	444.7	1,584.6
Leaseback of real estate contributed to pension plan (c)	5.8	12.0	12.6	26.3	56.7
Finance leases (d)	4.7	7.4	7.4	41.9	61.4
Uniti operating leases	682.9	1,534.4	1,549.7	259.4	4,026.4
Other operating leases (e)	97.7	147.0	66.9	39.8	351.4
Purchase obligations (f)	361.4	161.6	59.3	122.1	704.4
Other long-term liabilities and commitments (g)(h)(i)(j)	38.1	169.4	63.4	215.0	485.9
Total contractual obligations and commitments	$1,417.7	$2,488.1	$2,215.8	$3,849.2	$9,970.8

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(a)	Excludes unamortized net premium of $30.1 million and unamortized debt issuance costs of $58.1 million included in long-term debt as of December 31, 2024.
(b)	Variable rates on the 2024 Term Loan were calculated based on Secured Overnight Financing Rate (“SOFR”), which was 4.357 percent as of December 31, 2024.
(c)	Represents undiscounted future minimum lease payments related to the leaseback of real estate contributed to the Windstream Pension Plan, which exclude the residual value of the obligations at the end of the initial lease terms.
(d)	Finance leases include non-cancellable leases, consisting principally of leases for facilities and equipment.
(e)	Other operating leases include non-cancellable leases, consisting principally of leases for network facilities, real estate, office space and office equipment.
(f)	Purchase obligations include open purchase orders and amounts payable under non-cancellable contracts. The portion attributable to non-cancellable contracts primarily represents agreements for network capacity and software licensing.
(g)	Other long-term liabilities and commitments primarily consist of deferred income tax, pension and other postretirement benefit obligations, long-term deferred revenue, right of way and asset retirement obligations.
(h)	Excludes $19.9 million in long-term finance lease obligations included above in finance leases. Also excludes $57.6 million included above in leaseback of real estate contributed to pension plan.
(i)	Excludes estimated capital expenditures of approximately $152.0 million that Windstream expects to incur in excess of funding commitments received from governmental agencies to fund the cost of fiber broadband expansion to over 156,000 locations, as previously discussed under “Broadband Grant Awards and Projects”.
(j)	Includes $25.8 million and $0.1 million in pension and postretirement benefit obligations and current portion of interest rate swaps, respectively, that were included in other current liabilities at December 31, 2024.

See Notes 4, 5, 9 and 10 to the consolidated financial statements for additional information regarding certain of the obligations and commitments listed above.

Off-Balance Sheet Arrangements

The Company does not use securitization of trade receivables, affiliation with special purpose entities, variable interest entities or synthetic leases to finance its operations. Additionally, the Company has not entered into any arrangement requiring it to guarantee payment of third-party debt or to fund losses of an unconsolidated special purpose entity.

Market Risk

Market risk is comprised of three elements: interest rate risk, equity risk and foreign currency risk. Windstream has exposure to market risk from changes in interest rates, as further discussed below. Currently, the Company does not have any significant exposure to equity or foreign currency risk, and as further discussed below, the Company has effectively hedged its exposure to interest rate risk.

Interest Rate Risk

The Company is exposed to market risk through changes in variable interest rates incurred on borrowings under the amended credit agreement, consisting of the $500.0 million 2024 Term Loan, and any borrowings outstanding under the senior secured revolving credit facility. Because there were no borrowings outstanding under the revolving credit agreement, the total variable rate debt outstanding as of December 31, 2024 was $500.0 million.

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The Company enters into interest rate swap agreements to mitigate its exposure to the variability in cash flows on a portion of its floating-rate debt obligations. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of interest rate swap activity. The Company does not enter into interest rate swap agreements, or other derivative financial instruments, for trading or speculative purposes. Management periodically reviews the Company’s exposure to interest rate fluctuations and implements strategies to manage the exposure.

As of December 31, 2024, Windstream Services, LLC is party to two pay fixed, receive variable interest rate swap agreements with an aggregate notional value of $500.0 million and mature on October 31, 2025 and October 31, 2029. As of December 31, 2024, the weighted average fixed rate paid on the interest rate swaps was 2.355 percent and the weighted average variable rate received was 4.416 percent. The interest rate swaps have been designated as cash flow hedges of the interest rate risk inherent in borrowings outstanding under its amended credit agreement due to changes in the benchmark interest rate, and accordingly, the hedging relationships are expected to be highly effective in mitigating cash flow risks resulting from changes in interest rates. When considering the interest rate swaps agreements, all of the Company’s outstanding variable rate debt obligations have effectively been converted to fixed rate debt as of December 31, 2024.

Critical Accounting Policies and Estimates

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. Significant accounting policies are discussed in detail in Note 2 to the consolidated financial statements. Certain of these accounting policies, as discussed below, require management to make estimates and assumptions about future events that could materially affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Management believes that the estimates, judgments and assumptions made when accounting for the items described below are reasonable, based on information available at the time they are made. However, there can be no assurance that actual results will not differ from those estimates.

Useful Lives of Assets

The calculation of depreciation and amortization expense is based on the estimated economic useful lives of the underlying property, plant and equipment and finite-lived intangible assets. Rapid changes in technology or changes in market conditions could result in significant changes to the estimated useful lives of our tangible or finite-lived intangible assets that could materially affect the carrying value of these assets and our future consolidated operating results. An extension of the average useful life of our property, plant and equipment of one year would decrease depreciation expense by approximately $90.9 million per year, while a reduction in the average useful life of one year would increase depreciation expense by approximately $119.6 million per year.

Pension Benefits

The Company maintains a non-contributory qualified defined benefit pension plan. The annual costs of providing pension benefits are based on certain key actuarial assumptions, including the expected return on plan assets and discount rate. Windstream recognizes changes in the fair value of plan assets and actuarial gains and losses due to actual experience differing from the various actuarial assumptions, including changes in our pension obligation, as pension expense or income in the fourth quarter each year, unless an earlier measurement date is required. Our projected pension expense for 2025, which is estimated to be approximately $0.7 million, was calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on qualified pension plan assets of 7.75 percent and a discount rate of 5.64 percent. If returns vary from the expected rate of return or there is a change in the discount rate, the estimated pension expense could vary. In developing the expected long-term rate of return assumption, we considered the plan’s historical rate of return, as well as input from our investment advisors. Projected returns on qualified pension plan assets were based on broad equity and bond indices and include a targeted asset allocation of 49.0 percent to equities, 32.0 percent to fixed income securities, and 19.0 percent to alternative investments, with an aggregate expected long-term rate of return of approximately 7.75 percent. Lowering the expected long-term rate of return on the qualified pension plan assets by 50 basis points (from 7.75 percent to 7.25 percent) would result in an increase in our projected pension expense of approximately $2.0 million, the effects of which would result in the recognition of pension expense of $2.7 million in 2025.

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The discount rate selected is derived by identifying a theoretical settlement portfolio of high-quality corporate bonds sufficient to provide for the plan’s projected benefit payments. The values of the plan’s projected benefit payments are matched to the cash flows of the theoretical settlement bond portfolio to arrive at a single equivalent discount rate that aligns the present value of the required cash flows with the market value of the bond portfolio. The discount rate determined on this basis was 5.64 percent as of December 31, 2024. Lowering the discount rate by 25 basis points (from 5.64 percent to 5.39 percent) would result in a decrease in our projected pension expense of approximately $0.6 million, the effects of which would result in the recognition of pension expense of $0.1 million in 2025. See Notes 2 and 10 to the consolidated financial statements for additional information related to the pension plan.

Income Taxes

Our estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are disclosed in Note 15 to the consolidated financial statements and reflect our assessment of future tax consequences of transactions that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities and results of recent operations. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities.

Recently Issued Authoritative Guidance

See Note 2 to the consolidated financial statements for a discussion of recently issued authoritative guidance related to Income Taxes and Disaggregation of Expenses and our evaluation of the related impacts to the consolidated financial statements and related disclosures.

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